82-4373

ERG

GROUP

03 JUN -2 AM 7:21

Your ref
Our ref CMP-0014-01

14 May 2003

03022554

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sirs

ERG Ltd

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange this week:

- Announcement headed "ERG Recapitalisation – Timetable Update"; and
- Letter to the Australian Stock Exchange dated 13 May 2003.

Yours faithfully

PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

for/ **Clare Barrett-Lennard**
Company Secretary

dlw 6/11

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr140503.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/05/2003

TIME: 11:09:54

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ERG Recapitalisation - Timetable Update

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

14/05/2003 09:09

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Confirmation of Release - ERG Recapitalisation Timetable Update (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 54341 as follows:
Release Time: 14-May-2003 11:09:45
ASX Code: ERG
File Name: 54341.pdf
Your Announcement Title: ERG Recapitalisation - Timetable Update



54341.pdf

DATE	14 May 2003
CONTACT	Shaun Duffy – General Manager Investor Relations
PHONE	+61 8 9273 1879
FAX	+61 8 9273 1208
EMAIL	. sduffy@erggroup.com

ERG

GROUP

MEDIA RELEASE

ERG Recapitalisation – Timetable Update

As outlined in ERG's announcement dated 2 May 2003, FIRB approval has now been received for the acquisition of ERG shares by the Ingot Entities under the recapitalisation proposal. With the receipt of this approval, all conditions precedent for the Listed Note Conversion have now been satisfied.

ERG advises that the Listed Note Conversion will now proceed on the basis of the following timetable (note that this timetable has been revised from the indicative timetable contained in the Shareholder Information Memorandum dated 19 March 2003):

Note Conversion Date (cessation of Note trading at close of business on ASX)	Monday, 26 May 2003
Commencement of trading of new Shares on ASX (deferred delivery)	Tuesday, 27 May 2003
Record Date for conversion of Notes to Shares (5.00pm EST)	Monday, 2 June 2003
Last date for issue of Shares on conversion of Notes	Tuesday,10 June 2003

-END-

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 15 offices across 11 countries and employs approximately 780 people. ERG's customer list includes automated fare collection projects in more than 200 cities. Throughout the world, the ERG Group has more than 15 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/05/2003

TIME: 17:59:05

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice re: San Francisco Contract

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

13/05/2003 15:59

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - ERG San Francisco Contract (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 54250 as follows:
Release Time: 13-May-2003 17:59:04
ASX Code: ERG
File Name: 54250.pdf
Your Announcement Title: ERG San Francisco Contract



54250.pdf

ERG

GROUP

Your ref
Our ref CMP-0014-01

13 May 2003

Company Announcements Office
Australian Stock Exchange Limited
Level 4 Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sirs

San Francisco Contract

Cubic Transportation Systems Inc has filed a complaint in a Californian court against San Francisco's Metropolitan Transportation Commission (MTC), Motorola Inc, ERG and MTC's commissioners individually.

Cubic has claimed the MTC has prematurely given authorisation for a payment of $US8.1 million to ERG for equipment and software related to Phase 2 of the San Francisco smart card ticketing project, "TransLink®", prior to the formal completion of Phase 1. Phase 1 of the project has been extremely successful and is now largely complete. Cubic has made no financial claim against ERG or Motorola, the project's prime contractor.

The MTC believes Cubic's claim has no merit and intends to file a response seeking its dismissal.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

c:\docume~1\sduffy\locals~1\temp\c.lotus.notes.data\~7172953.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 610 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group